Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity   NOVOGEN LIMITED

ABN

37 063 259 754

We  (the  entity)  give  ASX  the  following  information  under  listing  rule  3.19A.2  and  as  agent  for the director for the purposes of section 205G of the Corporations  Act.

Name of Director

Robert Howard Birch

Date of last notice

14 December 2012

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director”  should be disclosed in this part.

Direct or indirect interest

Direct

Indirect – Aquagolf Pty Limited <Aquagolf

Pty Ltd Superannuation Fund A/c>

Nature of indirect interest

(including registered holder)

Controlled entity

Note:  Provide  details  of  the  circumstances  giving  rise  to  the  relevant interest.

Date of change

13 February 2013

No. of securities held prior to change

Direct

36,750 Ordinary Shares

Aquagolf   Pty   Limited   <Aquagolf   Pty

Ltd S/F A/c>

1,100,000 Ordinary Shares

Class

Ordinary Shares

Number acquired

397,136

Number disposed

Nil

+ See chapter 19 for defined terms.

01/01/2011   Appendix 3Y  Page 1

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration

As  part  of  consideration  for shares  held in

Note:   If   consideration  is  non-cash,  provide   details  and  estimated

valuation

Triaxial Pharmaceuticals P/L

No. of securities held after change

Direct

36,750 Ordinary Shares

Aquagolf   Pty   Limited   <Aquagolf   Pty

Ltd S/F A/c>

1,497,136 Ordinary Shares

Nature of change

As   part   of   consideration   for   shares   in

Example:   on-market   trade,   off-market   trade,   exercise   of   options,

issue  of  securities  under  dividend  reinvestment  plan,  participation  in    Triaxial Pharmaceuticals P/L

buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director”  should be disclosed in this part.

Detail of contract

N/A

Nature of interest

N/A

Name of registered holder

N/A

(if issued securities)

Date of change

N/A

No.  and  class  of  securities  to  which    N/A

interest related prior to change

Note:   Details   are   only   required   for   a   contract   in

relation to which the interest has changed

Interest acquired

N/A

Interest disposed

N/A

Value/Consideration

N/A

Note:  If  consideration  is  non-cash,  provide  details

and an estimated valuation

Interest after change

N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2

01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – +Closed period

Were   the   interests   in   the   securities   or   contracts   detailed    No – consideration for share

above  traded  during  a  +closed  period  where  prior  written     purchase agreement dated 7

clearance was required?

December 2012

If  so,  was  prior  written  clearance  provided  to  allow  the  trade    N/A

to proceed during this period?

If prior written clearance was provided, on what date was this    N/A

provided?

+ See chapter 19 for defined terms.

01/01/2011   Appendix 3Y  Page 3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity   NOVOGEN LIMITED

ABN

37 063 259 754

We  (the  entity)  give  ASX  the  following  information  under  listing  rule  3.19A.2  and  as  agent  for the director for the purposes of section 205G of the Corporations  Act.

Name of Director

Andrew Heaton

Date of last notice

13 December 2012

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director”  should be disclosed in this part.

Direct or indirect interest

Direct

Nature of indirect interest

(including registered holder)

Note:  Provide  details  of  the  circumstances  giving  rise  to  the  relevant interest.

Date of change

13 February 2013

No. of securities held prior to change

28,344 Ordinary Shares

Class

Ordinary Shares

Number acquired

7,572,056

Number disposed

Nil

Value/Consideration

As  part  of  consideration  for shares held in

Note:   If   consideration  is  non-cash,  provide  details  and  estimated valuation

Triaxial Pharmaceuticals P/L

No. of securities held after change

7,600,400 Ordinary Shares

+ See chapter 19 for defined terms.

01/01/2011   Appendix 3Y  Page 1

Appendix 3Y

Change of Director’s Interest Notice

Nature of change

As   part   of   consideration   for   shares   in

Example:   on-market   trade,   off-market   trade,   exercise   of   options,

issue  of  securities  under  dividend  reinvestment  plan,  participation  in    Triaxial Pharmaceuticals P/L

buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director”  should be disclosed in this part.

Detail of contract

N/A

Nature of interest

N/A

Name of registered holder

N/A

(if issued securities)

Date of change

N/A

No.  and  class  of  securities  to  which    N/A

interest related prior to change

Note:   Details   are   only   required   for   a   contract   in

relation to which the interest has changed

Interest acquired

N/A

Interest disposed

N/A

Value/Consideration

N/A

Note:  If  consideration  is  non-cash,  provide  details

and an estimated valuation

Interest after change

N/A

Part 3 – +Closed period

Were   the   interests   in   the   securities   or   contracts   detailed    No – consideration for share

above  traded  during  a  +closed  period  where  prior  written     purchase agreement dated 7

clearance was required?

December 2012

If  so,  was  prior  written  clearance  provided  to  allow  the  trade    N/A

to proceed during this period?

If prior written clearance was provided, on what date was this    N/A

provided?

+ See chapter 19 for defined terms.

Appendix 3Y Page 2

01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity   NOVOGEN LIMITED

ABN

37 063 259 754

We  (the  entity)  give  ASX  the  following  information  under  listing  rule  3.19A.2  and  as  agent  for the director for the purposes of section 205G of the Corporations  Act.

Name of Director

Graham Kelly

Date of last notice

13 December 2012

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director”  should be disclosed in this part.

Direct or indirect interest

Indirect

Nature of indirect interest

1.    Bende Holdings Pty Ltd – controlled

(including registered holder)

entity

Note:  Provide  details  of  the  circumstances  giving  rise  to  the  relevant interest.

2.    Coolawin Rd Pty Ltd

–

controlled entity

3.    Coolawin Rd Super Fund– controlled

entity

4.    Phytose Corporation Pty Ltd –

controlled entity

Date of change

13 February 2013

No. of securities held prior to change

1.    Bende Holdings Pty Ltd

1,677,343 ordinary shares

2.    Coolawin Rd Pty Ltd

503,300 ordinary shares

3.    Coolawin Rd Super Fund

10,354 ordinary shares

4.    Phytose Corporation Pty Ltd

Nil

+ See chapter 19 for defined terms.

01/01/2011   Appendix 3Y  Page 1

Appendix 3Y

Change of Director’s Interest Notice

Class

Ordinary Shares

Number acquired

Phytose Corporation Pty Ltd

1,694,795 ordinary shares

Number disposed

Nil

Value/Consideration

As  part  of  consideration  for shares held in

Note:   If   consideration  is  non-cash,  provide  details  and  estimated valuation

Triaxial Pharmaceuticals P/L

No. of securities held after change

1.    Bende Holdings Pty Ltd

1,677,343 ordinary shares

2.    Coolawin Rd Pty Ltd

503,300 ordinary shares

3.    Coolawin Rd Super Fund

10,354 ordinary shares

4.    Phytose Corporation Pty Ltd

1,694,795 ordinary shares

Nature of change

As   part   of   consideration   for   shares   in

Example:   on-market   trade,   off-market   trade,   exercise   of   options,

issue  of  securities  under  dividend  reinvestment  plan,  participation  in    Triaxial Pharmaceuticals P/L

buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director”  should be disclosed in this part.

Detail of contract

N/A

Nature of interest

N/A

Name of registered holder

N/A

(if issued securities)

Date of change

N/A

No.  and  class  of  securities  to  which    N/A

interest related prior to change

Note:   Details   are   only   required   for   a   contract   in

relation to which the interest has changed

Interest acquired

N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2

01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Interest disposed

N/A

Value/Consideration

N/A

Note:  If  consideration  is  non-cash,  provide  details

and an estimated valuation

Interest after change

N/A

Part 3 – +Closed period

Were   the   interests   in   the   securities   or   contracts   detailed    No – consideration for share

above  traded  during  a  +closed  period  where  prior  written     purchase agreement dated 7

clearance was required?

December 2012

If  so,  was  prior  written  clearance  provided  to  allow  the  trade    N/A

to proceed during this period?

If prior written clearance was provided, on what date was this    N/A

provided?

+ See chapter 19 for defined terms.

01/01/2011   Appendix 3Y  Page 3